Exhibit 99.2

Interxion Holding NV

Interim report

for the three-month and nine-month periods ended

September 30, 2012

Schiphol-Rijk, November 8, 2012

Third Quarter Highlights

Financial Highlights

•	Revenue increased by 14% to €70.4 million (Q3 2011: €62.0 million)

•	Adjusted EBITDA increased by 15% to €28.7 million (Q3 2011: €25.0 million)

•	Adjusted EBITDA margin increased to 40.8% (Q3 2011: 40.3%)

•	Net profit increased by 24% to €8.6 million (Q3 2011: €6.9 million)

•	Capital expenditure, including intangible assets, was €46.5 million

Operating Highlights

•	New data centres opened in Amsterdam and London

•	Equipped Space increased by 4,300 square metres in the third quarter to 69,600 square metres

•	Revenue Generating Space increased by 2,600 square metres in the third quarter to 51,200 square metres

•	Utilisation Rate was 74% at the end of the quarter

•	Announced expansion projects remain on schedule

“Interxion again delivered solid financial and operational results and significantly grew both equipped and revenue generating space,” said Interxion Chief Executive Officer, David Ruberg. “Our market strategy that focuses on creating value for our customers by building communities of interest continues to pay off. We saw particular strength from cloud service providers and financial services segments who derive value in their own businesses from the rich, low latency connectivity and robust communities of interest available in our highly reliable data centres.”

Quarterly Review

Revenue for the third quarter of 2012 was €70.4 million, a 14% increase over the third quarter of 2011 and a 4% increase over the second quarter of 2012. Recurring revenue was €65.1 million, a 12% increase over the third quarter of 2011 and a 4% increase over the second quarter of 2012. Recurring revenue was 92% of total revenue.

Cost of sales for the third quarter increased by 13% to €29.4 million, compared with the third quarter of 2011. Gross profit margin increased to 58.3%, compared with 58.1% in the same quarter of 2011. Sales and marketing costs in the third quarter were €5.1 million, up 20% compared with the same quarter in the previous year. General and administrative costs1, were €7.2 million, an increase of 6% compared with the third quarter of 2011. Depreciation, amortisation, and impairments increased by 21%, compared with the previous-year third quarter, to €11.0 million.

[1]	excluding depreciation, amortisation, impairments, increase in provision for onerous lease contracts, and share-based payments

2	Interim Report: Three-month and nine-month periods ended September 30, 2012
This Interim Report is unaudited and may be subject to change

Net financing costs for the third quarter of 2012 were €3.8 million, compared with €5.3 million in the third quarter of 2011, primarily as a result of higher interest capitalization because of increased data centre construction.

Net profit was €8.6 million in the third quarter of 2012, up 24% from the third quarter of 2011. Earnings per share in the third quarter of 2012 were €0.12, an increase of 21%, on a weighted average of 68.7 million diluted shares compared to €0.10 on a weighted average of 67.5 million diluted shares in the third quarter of 2011.

Adjusted EBITDA for the third quarter of 2012 was €28.7 million, up 15% year-on-year. Adjusted EBITDA margin expanded to 40.8%, compared with 40.3% in the third quarter of the previous year.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €24.1 million. Capital Expenditure, including intangible assets, was €46.5 million in the third quarter 2012.

Cash and cash equivalents were €55.2 million at 30 September 2012, down from €142.7 million at year-end 2011. The Company’s €60.0 million revolving credit facility remains undrawn.

Equipped space at the end of the third quarter 2012 was 69,600 square metres, compared with 62,200 square metres at the end of the third quarter of 2011 and 65,300 square metres at the end of the second quarter of 2012. Revenue generating space was 51,200 square metres at the end of the third quarter 2012, compared to 46,100 square metres at the end of the third quarter of 2011 and 48,600 square metres at the end of the second quarter of 2012. Utilisation rate, the ratio of revenue-generating space to equipped space, was 74% at the end of the quarter, the same as the third quarter of 2011 and the second quarter of 2012.

Interim Report: Three-month and nine-month periods ended September 30, 2012	3
This Interim Report is unaudited and may be subject to change

About Interxion

Interxion, a leading provider of carrier-neutral colocation data center services in Europe, serves more than 1,200 customers. Our data centers enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. They act as content and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

Our core offer, carrier-neutral colocation services, includes space, uninterrupted power and a secure environment in which to house our customers’ computing, network, storage and IT infrastructures. Our services enable our customers to reduce operational and capital expenses while improving application performance and flexibility. We supplement our core colocation offer with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross-connects, data backup and storage.

Our headquarters are near Amsterdam, The Netherlands; we deliver our services in 11 countries through 32 data centers strategically located in major metropolitan areas, including London, Frankfurt, Paris, Amsterdam and Madrid – Europe’s main data center markets. Because our data centers are located in close proximity to the intersection of telecommunications fiber routes and power sources, we are able to provide our customers with high levels of connectivity and the requisite power to meet their needs.

Our data centers house connections to more than 400 carriers and Internet service providers, and 18 European Internet exchanges, which enable our customers to lower their telecommunications costs and, by reducing latency, improve the response time of their applications. This connectivity to carriers, Internet service providers and other customers fosters the development of value-added communities of interest, which are important to customers in each of the segments in which we operate: network providers, managed services providers, enterprises, financial services and digital media.

Development of our communities of interest generates network effects for our customers that enrich the value and attractiveness of the community, to existing and to potential customers.

4	Interim Report: Three-month and nine-month periods ended September 30, 2012
This Interim Report is unaudited and may be subject to change

Further Information for Noteholders

This Interim Report as of, and for, the fiscal quarter and the nine months ended September 30, 2012, is published to comply with the reporting requirements in the Indenture, dated February 12, 2010, among Interxion Holding NV, as Issuer; Interxion Nederland BV, Interxion Headquarters BV, Interxion Carrier Hotel (UK) Ltd, and Interxion Deutschland GmbH, as Initial Guarantors; The Bank of New York Mellon, London Branch, as Trustee, Principal Paying Agent and Transfer Agent; The Bank of New York Mellon (Luxembourg) S.A., as Registrar and Luxembourg Paying Agent; and Barclays Bank PLC, as Security Trustee. Section 4.16(1)(b) of the Indenture provides that the Issuer shall furnish to the Trustee within 60 days of the end of the fiscal quarter ended September 30, 2012, quarterly financial statements containing: (i) the unaudited condensed consolidated balance sheet of the Issuer as at the quarter ended September 30, 2012, and unaudited condensed statements of income and cash flow of the Issuer for the quarter ended September 30, 2012, and for the quarter ended September 30, 2011, together with condensed footnote disclosure; and (ii) an operating and financial review of the unaudited financial statements of the Issuer, including a discussion of the results of operations, financial condition and material changes in liquidity and capital resources.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centers and data center expansions, significant competition, the cost and supply of electrical power, data center industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Operating Profit to EBITDA and Adjusted EBITDA is provided in Note 6 of the Consolidated Interim Financial Statements.

Interim Report: Three-month and nine-month periods ended September 30, 2012	5
This Interim Report is unaudited and may be subject to change

Consolidated Interim Income Statement

		For the quarter ended		For the nine months ended
		Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
	Note	€’000	€’000	€’000	€’000
Revenue	6	70,425	62,005	204,241	179,920
Cost of sales	6	(29,400)	(25,969)	(84,129)	(76,271)

Gross profit		41,025	36,036	120,112	103,649
Other income	6	111	99	343	341
Sales and marketing costs	6	(5,083)	(4,234)	(14,597)	(13,037)
Total general and administrative costs	6	(19,443)	(16,594)	(55,457)	(50,389)

Operating profit		16,610	15,307	50,401	40,564
Finance income	7	279	1,114	750	2,324
Finance costs	7	(4,057)	(6,369)	(12,839)	(20,153)

Profit before taxation		12,832	10,052	38,312	22,735
Income tax expense	8	(4,270)	(3,161)	(12,330)	(7,812)

Profit for the period attributable to shareholders		8,562	6,891	25,982	14,923

Earnings per share
Basic earnings per share: (€)		0.13	0.10	0.39	0.23
Diluted earnings per share: (€)		0.12	0.10	0.38	0.23

The accompanying notes form an integral part of these consolidated interim financial statements.

6	Interim Report: Three-month and nine-month periods ended September 30, 2012
This Interim Report is unaudited and may be subject to change

Consolidated Interim Statement of Comprehensive Income

	For the quarter ended		For the nine months ended
	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
	€’000	€’000	€’000	€’000
Profit for the period attributable to shareholders	8,562	6,891	25,982	14,923
Other Comprehensive Income
Foreign currency translation differences	484	1,251	4,325	359

Total Other Comprehensive Income	484	1,251	4,325	359

Tax	(101)	—	(930)	—

Other Comprehensive Income, net of tax	383	1,251	3,395	359

Total Comprehensive Income recognised in the period attributable to shareholders	8,945	8,142	29,377	15,282

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three-month and nine-month periods ended September 30, 2012	7
This Interim Report is unaudited and may be subject to change

Consolidated Interim Statement of Financial Position

As at	Note	Sep 30, 2012	Dec 31, 2011
		€’000	€’000
Non-current assets
Property, plant and equipment	9	583,809	477,798
Intangible assets		18,162	12,542
Deferred tax assets		32,394	39,557
Financial fixed assets		774	—
Other non-current assets		4,525	3,841

		639,664	533,738
Current assets
Trade and other current assets		74,828	67,874
Cash and cash equivalents		55,152	142,669

		129,980	210,543

Total assets		769,644	744,281

Shareholders’ equity
Share capital		6,796	6,613
Share premium		475,185	466,166
Foreign currency translation reserve		10,781	7,386
Accumulated deficit		(123,622)	(149,604)

		369,140	330,561
Non-current liabilities
Trade payables and other liabilities		10,858	10,294
Deferred tax liabilities		2,722	1,742
Provision for onerous lease contracts		8,503	10,618
Borrowings		257,758	257,267

		279,841	279,921
Current liabilites
Trade payables and other liabilities		113,799	127,639
Income tax liabilities		3,582	2,249
Provision for onerous lease contracts		3,180	3,108
Borrowings		102	803

		120,663	133,799

Total liabilities		400,504	413,720

Total liabilities and shareholders’ equity		769,644	744,281

The accompanying notes form an integral part of these consolidated interim financial statements.

8	Interim Report: Three-month and nine-month periods ended September 30, 2012
This Interim Report is unaudited and may be subject to change

Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Accumu- lated deficit	Total equity
	€’000	€’000	€’000	€’000	€’000
Balance at January 1, 2012	6,613	466,166	7,386	(149,604)	330,561
Profit for the period	—	—	—	25,982	25,982
Other comprehensive income, net of tax	—	—	3,395	—	3,395

Total comprehensive income	—	—	3,395	25,982	29,377
Exercise of options	183	6,542	—	—	6,725
Share-based payments	—	2,477	—	—	2,477

Transactions with owners of the Company recognized directly in equity	183	9,019	—	—	9,202

Balance at September 30, 2012	6,796	475,185	10,781	(123,622)	369,140

Balance at January 1, 2011	4,434	321,078	4,933	(175,176)	155,269
Profit for the period	—	—	—	14,923	14,923
Other comprehensive income, net of tax	—	—	359	—	359

Total comprehensive income	—	—	359	14,923	15,282
IPO proceeds	1,625	142,487	—	—	144,112
Conversion of preference shares	337	(337)	—	—	—
Liquidation price to former preferred shareholders	—	(3,055)	—	—	(3,055)
Exercise of options	186	2,836	—	—	3,022
Share-based payments	—	1,389	—	—	1,389

Transactions with owners of the Company recognized directly in equity	2,148	143,320	—	—	145,468

Balance at September 30, 2011	6,582	464,398	5,292	(160,253)	316,019

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three-month and nine-month periods ended September 30, 2012	9
This Interim Report is unaudited and may be subject to change

Consolidated Interim Statement of Cash Flows

	For the quarter ended		For the nine months ended
	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
	€’000	€’000	€’000	€’000
Profit for the period	8,562	6,891	25,982	14,923
Depreciation, amortization and impairments	11,031	9,087	30,922	27,181
IPO transaction costs	—	—	—	1,725
Unwinding provision for onerous lease contracts	(793)	(750)	(2,372)	(2,303)
Share-based payments	1,196	710	2,848	1,389
Net finance expense	3,778	5,255	12,089	17,829
Income tax expense	4,270	3,161	12,330	7,812

	28,044	24,354	81,799	68,556

Movements in trade and other current assets	(3,291)	(2,316)	(7,076)	(7,995)
Movements in trade and other liabilities	(687)	1,723	4,128	6,913

Cash generated from operations	24,066	23,761	78,851	67,474

Interest paid	(7,476)	(11,598)	(17,607)	(24,178)
Interest received	414	704	734	1,241
Income tax paid	(1,320)	(392)	(3,622)	(1,544)

Net cash flows from operating activities	15,684	12,475	58,356	42,993

Cash flows from investing activities
Purchase of property, plant and equipment	(43,823)	(53,763)	(145,046)	(89,127)
Disposals of property, plant and equipment	—	—	—	945
Purchase of intangible assets	(2,645)	(1,180)	(5,094)	(4,286)
Acquisition of financial fixed asset	—	—	(774)	—
Movement in short-term investments	—	50,000	—	(40,000)

Net cash flows from investing activities	(46,468)	(4,943)	(150,914)	(132,468)

Cashs flow from financing activities
Proceeds from exercised options	1,621	698	6,725	3,022
Proceeds from issuance of new shares	—	—	—	142,952
Repayment of ‘Liquidation Price’ to former preferred shareholders	—	—	—	(3,055)

Senior Secured Notes and Revolving Credit Facility	(204)	—	(1,159)	(645)
Other borrowings	(59)	(678)	(740)	(2,265)

Net cash flows from financing activities	1,358	20	4,826	140,009
Effect of exchange rate changes on cash	92	16	215	(110)

Net movement in cash and cash equivalents	(29,334)	7,568	(87,517)	50,424
Cash and cash equivalents, beginning of period	84,486	141,971	142,669	99,115

Cash and cash equivalents, end of period	55,152	149,539	55,152	149,539

The accompanying notes form an integral part of these consolidated interim financial statements.

10	Interim Report: Three-month and nine-month periods ended September 30, 2012
This Interim Report is unaudited and may be subject to change

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Consolidated Interim Financial Statements of the Company as at and for the nine months ended September 30, 2012 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centers.

2	Statement of compliance

The Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended December 31, 2011; these are contained in the 2011 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on April 27, 2012, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

3	Significant accounting policies

The accounting policies applied by the Group in these Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended December 31, 2011 in the 2011 Annual Report (Form 20-F), except for the new Standards and Interpretations effective as of January 1, 2012. Compared with the accounting principles as applied in the 2011 financial statements these new Standards and Interpretations did not have a significant impact on the financial position or performance of the Group.

4	Estimates and seasonality

The preparation of Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended December 31, 2011 in the 2011 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

5	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2011 Annual Report (Form 20-F).

Interim Report: Three-month and nine-month periods ended September 30, 2012	11
This Interim Report is unaudited and may be subject to change

6	Information by segment

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

12	Interim Report: Three-month and nine-month periods ended September 30, 2012
This Interim Report is unaudited and may be subject to change

For the quarter ended September 30, 2012	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	39,828	25,273	65,101	—	65,101
Non-recurring revenue	3,950	1,374	5,324	—	5,324
Revenue	43,778	26,647	70,425	—	70,425
Cost of sales	(17,489)	(10,455)	(27,944)	(1,456)	(29,400)

Gross profit/(loss)	26,289	16,192	42,481	(1,456)	41,025
Other income	111	—	111	—	111
Sales and marketing costs	(1,495)	(1,075)	(2,570)	(2,513)	(5,083)
Total general and administrative costs	(9,107)	(5,321)	(14,428)	(5,015)	(19,443)

Operating profit/(loss)	15,798	9,796	25,594	(8,984)	16,610
Net finance expense					(3,778)

Profit before tax					12,832

Total assets	518,004	192,261	710,265	59,379	769,644
Total liabilities	90,654	41,141	131,795	268,709	400,504
Capital expenditure, including intangible assets*	(37,935)	(7,047)	(44,982)	(1,486)	(46,468)
Depreciation, amortization, impairments	(6,526)	(3,904)	(10,430)	(601)	(11,031)
Adjusted EBITDA	22,395	13,805	36,200	(7,474)	28,726

For the quarter ended September 30, 2011	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	34,470	23,755	58,225	—	58,225
Non-recurring revenue	1,950	1,830	3,780	—	3,780
Revenue	36,420	25,585	62,005	—	62,005
Cost of sales	(14,612)	(10,061)	(24,673)	(1,296)	(25,969)

Gross profit/(loss)	21,808	15,524	37,332	(1,296)	36,036
Other income	99	—	99	—	99
Sales and marketing costs	(1,071)	(997)	(2,068)	(2,166)	(4,234)
Total general and administrative costs	(7,451)	(4,846)	(12,297)	(4,297)	(16,594)

Operating profit/(loss)	13,385	9,681	23,066	(7,759)	15,307
Net finance expense					(5,255)

Profit before tax					10,052

Total assets	335,727	174,732	510,459	197,951	708,410
Total liabilities	86,705	38,812	125,517	266,874	392,391
Capital expenditure, including intangible assets*	(41,008)	(13,650)	(54,658)	(285)	(54,943)
Depreciation, amortization, impairments	(5,118)	(3,411)	(8,529)	(558)	(9,087)
Adjusted EBITDA	18,473	13,162	31,635	(6,630)	25,005

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Interim Report: Three-month and nine-month periods ended September 30, 2012	13
This Interim Report is unaudited and may be subject to change

For the nine months ended September 30, 2012	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	116,287	73,960	190,247	—	190,247
Non-recurring revenue	10,149	3,845	13,994	—	13,994
Revenue	126,436	77,805	204,241	—	204,241
Cost of sales	(49,445)	(30,181)	(79,626)	(4,503)	(84,129)

Gross profit/(loss)	76,991	47,624	124,615	(4,503)	120,112
Other income	343	—	343	—	343
Sales and marketing costs	(4,271)	(3,048)	(7,319)	(7,278)	(14,597)
Total general and administrative costs	(25,052)	(15,599)	(40,651)	(14,806)	(55,457)

Operating profit/(loss)	48,011	28,977	76,988	(26,587)	50,401
Net finance expense					(12,089)

Profit before tax					38,312

Total assets	518,004	192,261	710,265	59,379	769,644
Total liabilities	90,654	41,141	131,795	268,709	400,504
Capital expenditure, including intangible assets*	(124,990)	(21,818)	(146,808)	(3,332)	(150,140)
Depreciation, amortization, impairments	(17,627)	(11,393)	(29,020)	(1,902)	(30,922)
Adjusted EBITDA	65,800	40,689	106,489	(22,661)	83,828

For the nine months ended September 30, 2011	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	100,276	68,335	168,611	—	168,611
Non-recurring revenue	6,912	4,397	11,309	—	11,309
Revenue	107,188	72,732	179,920	—	179,920
Cost of sales	(43,980)	(28,437)	(72,417)	(3,854)	(76,271)

Gross profit/(loss)	63,208	44,295	107,503	(3,854)	103,649
Other income	341	—	341	—	341
Sales and marketing costs	(3,500)	(2,806)	(6,306)	(6,731)	(13,037)
Total general and administrative costs	(22,749)	(13,956)	(36,705)	(13,684)	(50,389)

Operating profit/(loss)	37,300	27,533	64,833	(24,269)	40,564
Net finance expense					(17,829)

Profit before tax					22,735

Total assets	335,727	174,732	510,459	197,951	708,410
Total liabilities	86,705	38,812	125,517	266,874	392,391
Capital expenditure, including intangible assets*	(62,827)	(28,453)	(91,280)	(2,133)	(93,413)
Depreciation, amortization, impairments	(16,017)	(9,698)	(25,715)	(1,466)	(27,181)
Adjusted EBITDA	53,216	37,423	90,639	(20,103)	70,536

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

14	Interim Report: Three-month and nine-month periods ended September 30, 2012
This Interim Report is unaudited and may be subject to change

Reconciliation to adjusted EBITDA

	For the quarter ended		For the nine months ended
	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Consolidated	€’000	€’000	€’000	€’000
Operating profit	16,610	15,307	50,401	40,564
Depreciation, amortization and impairments	11,031	9,087	30,922	27,181

EBITDA(1)	27,641	24,394	81,323	67,745
Share-based payments	1,196	710	2,848	1,389
Increase/(decrease) in provision for onerous lease contracts	—	—	—	18
IPO transaction costs(2)	—	—	—	1,725
Income from sub-leases of unused data centre sites	(111)	(99)	(343)	(341)

Adjusted EBITDA(1)	28,726	25,005	83,828	70,536

	For the quarter ended		For the nine months ended
	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
FR, DE, NL and UK	€’000	€’000	€’000	€’000
Operating profit	15,798	13,385	48,011	37,300
Depreciation, amortization and impairments	6,526	5,118	17,627	16,017

EBITDA(1)	22,324	18,503	65,638	53,317
Share-based payments	182	69	505	222
Increase/(decrease) in provision for onerous lease contracts	—	—	—	18
Income from sub-leases of unused data centre sites	(111)	(99)	(343)	(341)

Adjusted EBITDA(1)	22,395	18,473	65,800	53,216

Interim Report: Three-month and nine-month periods ended September 30, 2012	15
This Interim Report is unaudited and may be subject to change

	For the quarter ended		For the nine months ended
	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Rest of Europe	€’000	€’000	€’000	€’000
Operating profit	9,796	9,681	28,977	27,533

Depreciation, amortization and impairments	3,904	3,411	11,393	9,698

EBITDA(1)	13,700	13,092	40,370	37,231
Share-based payments	105	70	319	192

Adjusted EBITDA(1)	13,805	13,162	40,689	37,423

	For the quarter ended		For the nine months ended
	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Corporate and other	€’000	€’000	€’000	€’000
Operating profit/(loss)	(8,984)	(7,759)	(26,587)	(24,269)
Depreciation, amortization and impairments	601	558	1,902	1,466

EBITDA(1)	(8,383)	(7,201)	(24,685)	(22,803)
Share-based payments	909	571	2,024	975
IPO transaction costs(2)	–	–	–	1,725

Adjusted EBITDA(1)	(7,474)	(6,630)	(22,661)	(20,103)

(1)	EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, and income from sub-leases on unused data center sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA and Adjusted EBITDA differently.

EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

(2)	“IPO transaction costs” represents expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

16	Interim Report: Three-month and nine-month periods ended September 30, 2012
This Interim Report is unaudited and may be subject to change

7	Finance income and expense

	For the quarter ended		For the nine months ended
	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
	€’000	€’000	€’000	€’000
Bank and other interest	233	852	750	2,267
Foreign currency exchange profits	46	262	—	57

Finance income	279	1,114	750	2,324

Interest expense on Senior Secured Notes, bank and other loans	(3,665)	(5,959)	(11,405)	(18,858)
Interest expense on finance leases	(5)	(16)	(20)	(47)
Interest expense on provision for onerous lease contracts	(105)	(127)	(330)	(397)
Other financial expenses	(282)	(267)	(946)	(851)
Foreign currency exchange losses	—	—	(138)	—

Finance expense	(4,057)	(6,369)	(12,839)	(20,153)

Net finance expense	(3,778)	(5,255)	(12,089)	(17,829)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

8	Income tax expense

The Group’s consolidated effective tax rate of 33% and 32%, in respect of continuing operations for the three and nine months ended September 30, 2012 respectively, was affected by non-tax-deductible share-based payment expenses (the effective tax rate for the three and nine months ended September 30, 2011: 31% and 34%).

9	Property, plant and equipment

Acquisitions

During the three and nine months ended September 30, 2012, the Group acquired data-center-related assets at a cost of €32,000,000 and €132,100,000 respectively (three and nine months ended September 30, 2011: €51,600,000 and €87,700,000).

Capitalized interest relating to borrowing costs for the three and nine months ended September 30, 2012 amounted to €2,733,000 and €7,906,000 respectively (three and nine months ended September 30, 2011: €640,000 and €1,100,000). The cash effect of the interest capitalized for the three months and nine months ended September 30, 2012 amounted to €5,334,000 and €8,224,000 respectively, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three and nine months ended September 30, 2011: €889,000 and €1,298,000).

Interim Report: Three-month and nine-month periods ended September 30, 2012	17
This Interim Report is unaudited and may be subject to change

Capital commitments

At September 30, 2012, the Group had outstanding capital commitments totalling €35,500,000. These commitments are expected to be substantially settled during the remainder of 2012.

10	Borrowings

In May 2012, the Company amended the terms of its existing Revolving Credit Facility (“RCF”). The amended facility, originally scheduled to expire on February 1, 2013, extends the termination date to May 12, 2016, expands the credit commitment from €50 million to €60 million and aligns the incurrence covenants with those contained in the indenture for our 9.50% Senior Secured Notes due 2017. As of September 30, 2012 the RCF remained undrawn.

11	Related party transactions

In the normal course of business, key management received its contractually agreed remuneration.

18	Interim Report: Three-month and nine-month periods ended September 30, 2012
This Interim Report is unaudited and may be subject to change